NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

September 2, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. SECURITIES & EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention:    Office of Real Estate & Construction

RE:	Global Star Acquisition, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-266387

Ladies and Gentlemen:

On behalf of Global Star Acquisition, Inc., a corporation organized under the law of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 8, 2022, with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Amendment No. 1), which filing reflects the Company’s revisions in response to the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment No. 1.

Registration Statement on Form S-1 Submitted July 29, 2022

Risk Factors

If we seek stockholder approval of our initial business combination..., page 44

We note disclosure in Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove the disclosure indicating that our sponsor, officers, directors and affiliates may purchase public shares and advises the Staff that such parties have acknowledged they will not make any such purchases. The parties further acknowledge they are “covered persons” under Rule 14e-5 and any transactions in efforts to increase the likelihood that the business combination will be consummated will comply with Rule 14e-5 in any such transactions. While none of our sponsor, officers, directors and affiliates have any current intention to enter into such transactions, the Company will file a Current Report on Form 8-K to disclose entry into any such transaction. Please see pages 27, 45, 122, and 157 of Amendment No. 1.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

September 2, 2022

Exhibits

1.	Please revise your fee table to register the rights as a separate security.

Response: In response to the Staff’s comment, the fee table has been revised to register the rights as a separate security.

General

2.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company’s sponsor, Global Star Acquisition I LLC, is controlled by a U.S. person, but has substantial ties with non-U.S. persons in Singapore. In response to the Staff’s comment, the Company has revised its disclosure on the Preliminary Prospectus and page 44 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Global Star Acquisition, Inc.

1641 International Drive, Unit 208

McLean, VA 22102